Report of Independent Registered Public
Accounting Firm

The Board of Trustees and Shareholders
Dreyfus Investment Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance
With Certain Provisions of the Investment Company Act of 1940, that Dreyfus Investment Funds (the "Trust"), which is comprised of Dreyfus/The Boston Company Large Cap Core Fund,
Dreyfus/The Boston Company Emerging Markets Core Equity
Fund, Dreyfus/The Boston Company Small Cap Growth Fund, Dreyfus/The Boston Company Small Cap Tax-Sensitive Equity
Fund, Dreyfus/The Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Small/Mid Cap Growth Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund and Dreyfus/Newton International Equity Fund (collectively the "Funds") complied with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2011 and from June 30, 2011 through September
30, 2011. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United
States) and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of September 30, 2011 and with respect to agreement of security purchases and sales, for the period from June 30, 2011 (the date of our last examination), through September 30, 2011:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for all
securities held by sub custodians and in book entry form;
2.	Confirmation of all securities hypothecated, pledged or
placed in escrow with brokers;
3.	Inspection of documentation of other securities held in
safekeeping by the Custodian but not included in 1. and 2.
above;
4.	Reconciliation between the Funds' accounting records and
the Custodian's records as of September 30, 2011;
5. Confirmation of pending purchases for the Funds as of September 30, 2011 with brokers, and where responses were not received, inspection of documentation
corresponding to subsequent cash payments;
6.	Agreement of the Trust's bank statements for five
purchases and five sales or maturities for the period June
30, 2011 (the date of our last examination) through
September 30, 2011, to the books and records of the
Funds noting that they had been accurately recorded and
subsequently settled;
7.	We reviewed BNY Mellon Asset Servicing Service
Organization Control Report ("SOC 1 Report") for the period from October 1, 2010 through September 30, 2011 and noted no relevant findings were reported in the areas of Asset Custody and Control; and We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.
In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September 30, 2011 and from June 30, 2011 through September 30, 2011, with respect to securities reflected in the investment accounts of the Funds is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees and Shareholders of the Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
December 22, 2011








December 22, 2011


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus/The Boston Company Large Cap Core
Fund, Dreyfus/The Boston Company Emerging Markets Core
Equity Fund, Dreyfus/The Boston Company Small Cap Growth
Fund, Dreyfus/The Boston Company Small Cap Tax-Sensitive
Equity Fund, Dreyfus/The Boston Company Small Cap Value
Fund, Dreyfus/The Boston Company Small/Mid Cap Growth
Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund and Dreyfus/Newton International Equity Fund, (collectively the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the
Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2011 and from June 30, 2011 through September
30, 2011.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
September 30, 2011 and from June 30, 2011 through September
30, 2011 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds



Jim Windels
Treasurer

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